QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Hewlett-Packard Company

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

428236103
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Charles N. Charnas, Esq.
Acting General Counsel, Vice President and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Katharine A. Martin, Esq. David S. Thomas, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,509,673	$590

*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for exchange will be tendered pursuant to this offer. These options have an aggregate value of $5,509,673 as of November 14, 2006, calculated based on a modified Black-Scholes option pricing model.

/
/    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
/
/    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third party tender offer subject to Rule 14d-1.

    /x/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard" or the "Company"), to amend certain options (the "Eligible Options") that have been granted under the Mercury Interactive Corporation 1999 Stock Option Plan, the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan, and the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees (together, the "Mercury Interactive Stock Plans"): (i) that were assumed by Hewlett-Packard in connection with the acquisition of Mercury Interactive Corporation (the "Merger"), which was completed on November 6, 2006 (the "Merger closing date"), (ii) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's grant date, (iii) that were unvested, either in whole or in part, as of December 31, 2004, (iv) that are outstanding as of the last date on which the Offer remains open for acceptance, and (v) that are held by individuals who are subject to taxation in the United States.

        Eligible participants may elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of a share of the common stock of Mercury Interactive Corporation on the option's grant date of record, as adjusted in connection with the Merger (the "New Exercise Price"), and (ii) with respect to each eligible option that had an exercise price (before adjustment in connection with the Merger) less than $52.00 per share ("Eligible In-the-money Option"), receive a cash payment equal to the difference between the New Exercise Price and the original exercise price per share as adjusted in connection with the Merger. Cash payments will be paid on or promptly following January 2, 2007 and all such payments will be subject to any applicable tax withholding. Cash payments will not be subject to any further vesting conditions and will be made without regard to whether the Eligible In-the-money Option is vested and whether an eligible participant is an employee or other service provider of the Company then.

        The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 17, 2006 (the "Offer to Amend"), (ii) the related e-mail from Tom Hogan, dated November 17, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An "Eligible Option Holder" refers to those who hold Eligible Options to purchase common stock of Hewlett-Packard which remain outstanding on the last date on which this offer remains open for acceptance and who are subject to taxation in the United States.

        This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address.

        Hewlett-Packard Company is the issuer of the securities subject to the Offer to Amend. The address of the Company's principal executive office is 3000 Hanover Street, Palo Alto, CA 94304 and the telephone number at that address is (650) 857-1501. The information set forth in the Offer to

Amend in the section under the caption "The Offer" entitled "Information concerning the Company" is incorporated herein by reference.

(b)
Securities.

        This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding options to purchase its common stock granted under any of the Mercury Interactive Corporation 1999 Stock Option Plan, Mercury Interactive Corporation 2000 Supplemental Stock Option Plan and Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees (collectively, the "Mercury Interactive Stock Plans"), to amend certain of their outstanding options to purchase the Company's common stock and receive a cash payment with respect to certain outstanding in-the-money options as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to all eligible option holders from Tom Hogan, dated November 17, 2006, attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

        As of November 10, 2006, there were options to purchase 954,033 shares of the Company's common stock outstanding and eligible to participate in this Offer.

(c)
Trading Market and Price.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Price range of shares underlying the options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Name and Address.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
Material Terms.

        The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers," "Eligibility" (Section 1), "Number of options and amount of consideration; expiration date" (Section 2), "Procedures for electing to participate in this offer" (Section 4), "Withdrawal rights and change of election" (Section 5), "Acceptance of options for amendment, issuance of cash payments, and amended options" (Section 6), "Conditions of the offer" (Section 7), "Source and amount of consideration; terms of amended options" (Section 9), "Status of options amended by us in the offer; accounting consequences of the offer" (Section 12), "Legal matters; regulatory approvals" (Section 13), "Material United States income tax consequences" (Section 14), and "Extension of offer; termination; amendment" (Section 15), is incorporated herein by reference.

(b)
Purchases.

        None of the members of the Company's Board of Directors or the Company's executive officers may participate in the offer. The information set forth in the Offer to Amend under Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a)
Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Amend under Section 9, "Source and amount of consideration; terms of amended options," and Section 11, "Interests of directors and executive officers; transactions and arrangements concerning the options," is incorporated herein by reference. See also (1) the form of stock option agreement under the Mercury Interactive Corporation 1999 Stock Option Plan which is incorporated by reference to Exhibit 4.1 from Mercury Interactive Corporation's Form S-8 filed with the SEC on January 14, 2004, (2) the form of stock option agreement under the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan which is incorporated by reference to Exhibit 4.2 from Mercury Interactive Corporation's Form S-8 filed with the SEC on February 28, 2001, (3) the form of stock option agreement under the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees attached hereto as Exhibit (a)(1)(J)(iii), (4) the Mercury Interactive Corporation 1999 Stock Option Plan which is incorporated by reference to Exhibit 4.1 from Mercury Interactive Corporation's Form S-8 filed with the SEC on January 14, 2004, (5) the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan which is incorporated by reference to Exhibit 4.2 from Mercury Interactive Corporation's Form S-8 filed with the SEC on February 28, 2001 and (6) the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees attached hereto as Exhibit (a)(1)(J)(vi).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.

        The information set forth in the Offer to Amend under the caption "Summary Term Sheet and Questions and Answers" and under the caption "The Offer" in the section entitled "Purpose of the Offer" is incorporated herein by reference.

(b)
Use of Securities Acquired.

        The information set forth in the Offer to Amend under the caption "The Offer" in the sections entitled "Acceptance of options for amendment, issuance of cash payments and amended options" and "Status of options amended by us in the offer; accounting consequences of the offer" is incorporated herein by reference.

(c)
Plans.

        The information set forth in the Offer to Amend under the caption "The Offer" in the sections entitled "Purpose of the offer" and "Information concerning the Company" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Source and amount of consideration; terms of amended options" is incorporated herein by reference.

(b)
Conditions.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Conditions of the offer" is incorporated herein by reference.

(d)
Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)
Securities Ownership.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(b)
Securities Transactions.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

(a)
Financial Information.

        The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption "The Offer" in the sections entitled "Information concerning the Company," "Financial statements," and "Additional information" is incorporated herein by reference. The financial information included in our annual report on Form 10-K for the fiscal year ended October 31, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2006 is incorporated herein by reference. Hewlett-Packard's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

(b)
Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Amend under the caption "The Offer" in the section entitled "Legal matters; regulatory approvals" is incorporated herein by reference.

(b)
Other Material Information.

        Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 17, 2006
(a)(1)(B)	E-mail to all eligible option holders from Tom Hogan, dated November 17, 2006
(a)(1)(C)	Election form
(a)(1)(D)	Withdrawal form
(a)(1)(E)	Form of addendum
(a)(1)(F)	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)	Form of acknowledgment of receipt of documents relating to the offer
(a)(1)(H)	Form of reminder e-mails
(a)(1)(I)	Option holder presentation materials
(a)(1)(J)(i)	Form of stock option agreement under the Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)
(a)(1)(J)(ii)	Form of stock option agreement under the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)
(a)(1)(J)(iii)	Form of stock option agreement under the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees
(a)(1)(J)(iv)	Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)
(a)(1)(J)(v)	Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)
(a)(1)(J)(vi)	Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees
(a)(1)(K)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger by and among Hewlett-Packard Company, Mars Landing Corporation and Mercury Interactive Corporation dated July 25, 2006 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on July 25, 2006)
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HEWLETT-PACKARD COMPANY

/s/ CHARLES N. CHARNAS Charles N. Charnas Acting General Counsel, Vice President and Assistant Secretary
Date: November 17, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 17, 2006
(a)(1)(B)	E-mail to all eligible option holders from Tom Hogan, dated November 17, 2006
(a)(1)(C)	Election form
(a)(1)(D)	Withdrawal form
(a)(1)(E)	Form of addendum
(a)(1)(F)	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)	Form of acknowledgment of receipt of documents relating to the offer
(a)(1)(H)	Form of reminder e-mails
(a)(1)(I)	Option holder presentation materials
(a)(1)(J)(i)	Form of stock option agreement under the Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)
(a)(1)(J)(ii)	Form of stock option agreement under the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)
(a)(1)(J)(iii)	Form of stock option agreement under the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees
(a)(1)(J)(iv)	Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)
(a)(1)(J)(v)	Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)
(a)(1)(J)(vi)	Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees
(a)(1)(K)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger by and among Hewlett-Packard Company, Mars Landing Corporation and Mercury Interactive Corporation dated July 25, 2006 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on July 25, 2006.)
(g)	Not applicable
(h)	Not applicable

2

QuickLinks

SCHEDULE TO
SIGNATURE
INDEX TO EXHIBITS